            AMEX : REX
                        TSX : VIR
                                                                                                             For Immediate Release
ViRexx Medical Corp.

VIREXX ANNOUNCES 2007 FISCAL YEAR RESULTS

EDMONTON, ALBERTA – February 12, 2008 – ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumours, today announced its financial and operational results for the year ended December 31, 2007.

“The disappointing Phase III results from the OvaRex® MAb program demonstrate the importance of developing a broad based pipeline of product candidates. Moving forward, we intend to dedicate resources toward our innovative vaccine candidates from the Chimigen™ technology and pursue potential partnership opportunities for our embolotherapy candidates for the Occlusin™ technology,” said Darrell Elliott, Executive Chairman and interim CEO of ViRexx. “In order to realize the maximum value and advance the development of these two programs we are actively evaluating the most appropriate alternatives that would allow us to strengthen our balance sheet.”

Operational Update
•
Preliminary analysis of the two Phase III clinical trials of OvaRex® MAb, for the treatment of advanced ovarian cancer, showed that the studies failed to reach statistical significance. The studies demonstrated no difference between active (standard of care followed by OvaRex® MAb) and control (standard of care followed by placebo) treatment arms. The results of IMPACT I and IMPACT II were consistent with each other.

•
ViRexx continued to develop its Chimigen™ Vaccine technology for multiple disease applications including the treatment of Hepatitis C Virus (HCV), avian flu and Biodefence purposes. Specifically, two potential HCV candidates have been identified for further development and are currently being evaluated for scaled up production and immune responses in ex-vivo assay systems and animal models. ViRexx is also evaluating two avian flu vaccine candidates from the Chimigen™ platform in laboratory studies to be followed by preclinical work in animal models, as well as, two Hepatitis B Virus (HBV) vaccine candidates in laboratory studies.

•
Preclinical testing of Occlusin™ 500 Artificial Embolization Device, an embolic agent designed to treat hypervascular tumours including uterine fibroids, is expected to be completed in the first half of 2008. While two Good Manufacturing Practice (“GMP”) batches of product material have been completed to date, ViRexx is currently pursing a more efficient GMP manufacturing alternative.

•
ViRexx continues to pursue discussions with potential partners for Occlusin™ 50 Injection, a treatment for primary liver cancer. A Phase I safety trial in liver cancer patients was completed in the third quarter and the product was found to be safe, simple to administer, and effective as an embolic agent. There were no clinically important safety concerns related to the treatment.

Financial Highlights
(All amounts reported are in Canadian dollars unless otherwise stated)

For the year ended December 31, 2007, ViRexx record a net loss of $31,567,690 or ($0.43) per common share, compared with a net loss of $17,493,375 or ($0.25) per common share for the year ended December 31, 2006. The change in net loss is due primarily to a decrease in other income which is directly related to the impairment loss on acquired intellectual property of $24,991,344. On December 5, 2007, the Company announced that the two Phase III clinical trials of OvaRex® MAb failed to reach statistical significance. These trials were conducted and based on acquired intellectual property and related agreements from the purchase of AltaRex Medical Corp. in December 2004. The value of the Unither Pharmaceuticals, Inc. development agreement and other licenses was directly linked to expected future cash flows from these agreements. Due to the results of the Phase III trials, the ability to realize the expected future economic benefit from the acquired intellectual property is remote. Therefore, the entire unamortized value of the acquired intellectual property has been recognized as an impairment loss.

Research and development expenses for the year ended December 31, 2007, were $4,760,560 compared with $5,937,122 for the year ended December 31, 2006. The change in research and development costs is due to a number of factors including, a decrease in development costs due to the completion of a Phase I clinical trial in 2006, a decrease in contract research costs related to a one time toxicology study completed in 2006 and a decrease in staffing costs related to the restructuring announced in November 2006.

Corporate administration expenses for the year ended December 31, 2007, totaled $4,947,487, compared with $4,976,837 for year ended December 31, 2006. The change is primarily due a reduction in staffing costs related to the change of management in the second quarter of 2007 offset partially by the additional costs incurred from legal and other advisory services management employed to determine possible courses of action in light of the effects of the Schedule 13D filed with the United States Securities and Exchange Commission on February 14, 2007.

As at December 31, 2007, the Company’s cash and short-term investments totalled $2,575,248 as compared with $10,742,191 at December 31, 2006. The Company’s net cash provided from operating activities amounted to $2,283,769 for the year ended December 31, 2007, reflecting the Company’s use of short-term investments to fund corporate administration expenses, including costs incurred for the public offering and dealing with the 13D group, business development expenses, manufacturing costs and other research and development expenses.

At December 31, 2007, the Company had 72,760,717 shares outstanding. The number of stock options and warrants outstanding at December 31, 2007 is 5,332,811 and 14,618,181 respectively and could generate proceeds of approximately $ 25,245,709 if exercised.

Outlook
ViRexx continues to develop the Chimigen™ Vaccine technology and Occlusin™ embolotheray technology product candidates.

•
ViRexx intends to focus its development efforts on advancing its Chimigen™ Vaccine technology as an immunotherapy for the treatment of infectious diseases through clinical development. The flexibility of the Chimigen™ Vaccine platform presents potential opportunities for HCV, HBV, avian flu and Biodefense applications.

•
ViRexx is actively investigating partner interest in Europe and China for Occlusin™ 500 Artificial Embolotherpy Device and expects to complete its evaluation of these opportunities in the first half of 2008.

•
ViRexx intends to investigate the potential for a co-development agreement for Occlusin™ 50 Injection, as a treatment for liver cancer. The Company believes that the high incidence of liver cancer in Asia presents an opportunity to attract interest from a regional partner to advance the product into a pivotal trial.

About ViRexx Medical Corp.
ViRexx is a Canadian-based development-stage biotech company focused on developing innovative targeted therapeutic products that offer better quality of life and a renewed hope for living.  Our platform technologies include product candidates for the treatment of Hepatitis B, Hepatitis C, avian influenza viral infections, biodefence and nanoparticle applications, select solid tumors and late-stage ovarian cancer. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Darrell Elliott Executive Chairman and Interim Chief Executive Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com	Brent Johnston Acting Chief Financial Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com

Financial statements attached:

ViRexx Medical Corp.
(a development stage company)
Consolidated Balance Sheets

(expressed in Canadian dollars)

	December 31, 2007 $	December 31, 2006 $

Assets

Current assets
Cash and cash equivalents	2,533,105	405,354
Short-term investments	42,143	10,336,837
Prepaid expenses and deposits	139,641	168,502
Other current assets	75,572	194,476

	2,790,461	11,105,169
Property and equipment	500,371	475,079
Acquired intellectual property	-	27,369,445

	3,290,832	38,949,693

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,103,372	1,591,095
Current portion of obligations under capital lease	5,931	7,108

	2,109,303	1,598,203
Obligations under capital lease	-	5,351
Future income taxes	-	5,346,990

	2,109,303	6,950,544

Guarantees Commitments and contingencies

Shareholders’ Equity

Common shares – no par value; unlimited shares authorized; 72,760,717 shares issued and outstanding	54,064,680	54,064,680
Contributed surplus	12,498,710	11,748,640
Deficit accumulated during development stage	(65,381,861)	(33,814,171)

	1,181,529	31,999,149

	3,290,832	38,949,693

.

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Loss and Comprehensive Loss

(expressed in Canadian dollars)

	Years ended December 31,			Cumulative from October 30, 2000 to
				December 31,
	2007	2006	2005	2007
	$	$	$	$
Revenue	-	-	-	-

Expenses
Research and development	4,760,560	5,937,122	4,750,190	18,652,614
Corporate administration	4,947,487	4,976,837	3,650,282	17,533,788
Amortization	2,502,299	2,771,283	2,499,174	7,934,925

	12,210,346	13,685,242	10,899,646	44,121,327

Loss from operations	(12,210,346)	(13,685,242)	(10,899,646)	(44,121,327)

Other income (expenses)
Interest	212,004	400,201	218,504	965,934
Gain (loss) on disposal of property and equipment	-	878	-	(104,842)
Impairment of acquired intellectual property	(24,991,344)	-	-	(24,991,344)
Gain (loss) on foreign exchange	75,006	(30,599)	(45,528)	(33,246)
Debenture interest	-	-	(95,201)	(272,960)
Other	-	-	3,731	19,055

	(24,704,334)	370,480	81,506	(24,417,403)

Loss before income taxes	(36,914,680)	(13,314,762)	(10,818,140)	(68,538,730)

Future income taxes recovery (expense)	5,346,990	(4,178,613)	3,358,426	4,526,803

Net loss and comprehensive loss	(31,567,690)	(17,493,375)	(7,459,714)	(64,011,927)

Basic and diluted net loss per common share	$(0.43)	$(0.25)	$(0.13)

Basic and diluted weighted average number of common shares	72,760,717	68,921,409	55,827,119

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Shareholders’ Equity

(expressed in Canadian dollars)

	Common shares
	Number #	Amount $	Equity component of debentures $	Contributed surplus $	Deficit accumulated during development stage $	Total shareholders’ equity $

Balance – October 30, 2000	-	-	-	-	-	-
Shares issued on incorporation	200	259	-	-	-	259
Net loss	-	-	-	-	(177,397)	(177,397)

Balance – December 31, 2000	200	259	-	-	(177,397)	(177,138)
Issuance of common shares	16,617,283	1,153,081	-	-	-	1,153,081
Exercise of warrants	260,039	207,094	-	-	-	207,094
Share issue costs	-	(69,067)	-	-	-	(69,067)
Net loss	-	-	-	-	(1,011,957)	(1,011,957)

Balance – December 31, 2001	16,877,522	1,291,367	-	-	(1,189,354)	102,013
Shares issued on settlement of debt	682,686	218,460	-	-	-	218,460
Issuance of common shares	184,000	800,024	-	-	-	800,024
Exercise of warrants	1,869	1,428	-	-	-	1,428
Share issue costs	-	(7,749)	-	-	-	(7,749)
Issuance of convertible debentures	-	-	90,000	-	-	90,000
Amalgamation	(1,000,000)	-	-	-	-	-
Net loss	-	-	-	-	(1,260,472)	(1,260,472)

Balance – December 31, 2002	16,746,077	2,303,530	90,000	-	(2,449,826)	(56,296)
Shares issued under private placement	48,000	31,200	-	-	-	31,200
Exercise of stock options	300,000	126,600	-	-	-	126,600
Conversion of debentures	684,648	261,277	(30,882)	-	-	230,395
Amalgamation	(7,378,725)	-	-	-	(24,498)	(24,498)
Issuance of special warrants	5,200,000	2,881,060	-	205,150	-	3,086,210
Stock options issued to non-employees	-	-	-	85,000	-	85,000
Retroactive adjustment for stock-based compensation	-	-	-	734,773	(734,773)	-
Net loss	-	-	-	-	(1,383,562)	(1,383,562)

Balance – December 31, 2003	15,600,000	5,603,667	59,118	1,024,923	(4,592,659)	2,095,049
Shares issued through public offering	11,000,000	8,388,820	-	411,180	-	8,800,000
Shares issued as corporate finance fee	400,000	-	-	-	-	-
Exercise of warrants	5,500	5,500	-	-	-	5,500
Acquisition of AltaRex Medical Corp.	26,257,759	28,620,957	-	-	-	28,620,957
Exercise of stock options	13,218	15,727	-	(5,153)	-	10,574
Share issue costs	-	(879,688)	-	-	-	(879,688)
Fair value of stock options issued on the acquisition of AltaRex	-	-	-	1,815,378	-	1,815,378
Stock-based compensation	-	-	-	380,577	-	380,577
Net loss	-	-	-	-	(3,657,760)	(3,657,760)

Balance – December 31, 2004	53,276,477	41,754,983	59,118	3,626,905	(8,250,419)	37,190,587

Balance – December 31, 2004	53,276,477	41,754,983	59,118	3,626,905	(8,250,419)	37,190,587
Repurchase of common shares	(2,056,900)	(1,645,113)	-	-	(610,663)	(2,255,776)
Exercise of stock options	225,218	267,413	-	(75,699)	-	191,714
Shares issued under private placement	4,035,665	2,970,316	-	1,065,349	-	4,035,665
Exercise of warrants	2,302,875	2,277,370	-	(294,495)	-	1,982,875
Conversion of debentures	561,100	591,281	-	-	-	591,281
Conversion and redemption of debentures	-	-	(59,118)	-	-	(59,118)
Share issue costs	99,010	(227,061)	-	-	-	(227,061)
Stock-based compensation	-	-	-	457,349	-	457,349
Net loss	-	-	-	-	(7,459,714)	(7,459,714)

Balance – December 31, 2005	58,443,445	45,989,189	-	4,779,409	(16,320,796)	34,447,802
Exercise of stock options	590,000	439,341	-	(143,340)	-	296,001
Shares issued under private placements	13,527,272	9,032,430	-	5,967,570	-	15,000,000
Issuance of common shares	200,000	148,000	-	-	-	148,000
Share issue costs	-	(1,544,280)	-	539,962	-	(1,004,318)
Stock-based compensation	-	-	-	605,039	-	605,039
Net loss	-	-	-	-	(17,493,375)	(17,493,375)

Balance – December 31, 2006	72,760,717	54,064,680	-	11,748,640	(33,814,171)	31,999,149
Stock-based compensation	-	-	-	750,070	-	750,070
Net loss and comprehensive loss	-	-	-	-	(31,567,690)	(31,567,690)

Balance – December 31, 2007	72,760,717	54,064,680	-	12,498,710	(65,381,861)	1,181,529

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

	Years ended December 31,			Cumulative from October 30, 2000 to
				December 31,
	2007	2006	2005	2007
	$	$	$	$
Cash provided by (used in)

Operating activities
Net loss	(31,567,690)	(17,493,375)	(7,459,714)	(64,011,927)
Items not affecting cash
Debenture interest	-	-	95,201	265,487
Amortization	2,502,299	2,771,283	2,499,174	7,934,925
Stock-based compensation	750,070	605,039	457,349	2,404,335
Common shares issued to consultants for services rendered	-	148,000	-	148,000
Impairment of acquired intellectual property	24,991,344	-	-	25,233,970
(Gain) loss on disposal of property and equipment	-	(878)	-	104,842
Unrealized foreign exchange gain	-	-	(356)	(9,827)
Future income taxes	(5,346,990)	4,178,613	(3,358,426)	(4,526,803)
Change in non-cash working capital items	660,042	764,215	215,670	1,815,518
Purchase of short-term investments	(2,385,157)	-	-	(2,385,157)
Redemption of short-term investments	12,679,851	-	-	12,679,851

	2,283,769	(9,027,103)	(7,551,102)	(20,346,786)

Financing activities
Repayment of obligations under capital lease	(6,528)	(1,755)	-	(8,283)
Issuance of common shares – net of share issue costs	-	14,291,683	5,983,193	33,066,639
Convertible debentures	-	-	(600,144)	84,856
Restricted cash	-	-	659,000	-
Repurchase of common shares	-	-	(2,255,776)	(2,255,776)

	(6,528)	14,289,928	3,786,273	30,887,436

Investing activities
Acquisition of property and equipment	(149,490)	(92,484)	(131,991)	(1,150,396)
Cash acquired on business acquisitions	-	-	-	3,729,561
Proceeds on sale of property and equipment	-	-	5,682	17,753
Expenditures on patents and trademarks	-	-	-	(267,626)
Purchase of short-term investments	-	(13,502,657)	(4,403,506)	(31,426,872)
Redemption of short-term investments	-	8,500,208	7,887,094	21,090,035

	(149,490)	(5,094,933)	3,357,279	(8,007,545)

Increase (decrease) in cash and cash equivalents	2,127,751	167,892	(407,550)	2,533,105

Cash and cash equivalents – Beginning of year	405,354	237,462	645,012	-

Cash and cash equivalents – End of year	2,533,105	405,354	237,462	2,533,105